CERTAIN INFORMATION IN THIS EXHIBIT HAS BEEN REDACTED BECAUSE IT IS BOTH NOT MATERIAL AND WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

DISTRIBUTION AND SHAREHOLDER SERVICES AGREEMENT

This Agreement is between Jefferson National Life Insurance Company (“Company”) and First Eagle Funds Distributors, a division of ASB Securities, LLC (“the Distributor”), and is intended to supplement the Participation Agreement dated January 9, 2009 by and between the Company and the Fund.

Whereas, the Fund, has adopted a plan (“12b-1 Plan”) for purposes of paying for distribution and shareholder services under Rule 12b-1 of the Investment Company Act of 1940 with respect to the Fund; and

Whereas, the Company intends to issue Contracts that will be funded by an investment in the Fund; and

Whereas, the Company is interested in performing distribution and shareholder services for the Fund with respect to the Fund in exchange for the receipt of fees pursuant to the 12b-1 Plan.

In consideration of the foregoing and the mutual covenants set forth below the Company and the Fund agree as follows:

1. Distribution and Shareholder Services. The Company has agreed to assist the Fund, as it may request from time to time, with the provision of distribution and shareholder services to the Fund, as they may relate to the investment in the Fund by the Separate Accounts. It is anticipated that such services shall include any activities primarily intended to result in the sale of shares of the Fund, including (but not limited to): distribution of Fund reports, prospectuses, and SAIs to other than existing holders of Contracts; the preparation and distribution of sales literature and advertising material for the Fund as may be reasonably requested by the Fund from time to time; continuing education and training of insurance agents and other representatives of the Company, as well as other financial advisors, with respect to the Fund and serving as funding vehicles for the Contracts; the provision of distribution support services by insurance agents and other representatives of the Company, as well as other financial advisors, who will provide personal service and attention to the foregoing; and other distribution and shareholder services in respect of the Fund as mutually agreed upon from time to time.

2. Payment for Services. In consideration of the distribution and shareholderservices to be provided by the Company and its agents, the Fund, in accordance with the 12b-1 Plan, shall pay to the Company a fee equal to [**] basis points ([**]%) per annum of the average aggregate net asset value of the shares of the Fund held by the Separate Accounts under the Participation Agreement. For the payment of asset based sales charges and service fees, as set forth in the Prospectus and/or in accordance with any distribution plan or plans adopted for the Fund by its Board of Trustees pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended, with respect to any class of Shares of any series, you will assist us in providing services to your customers who may, from time to time, directly or beneficially own Shares, including, but not limited to, distributing (or causing to be distributed) prospectuses, sales literature, advertising and promotional material, answering routine customer inquiries regarding the Fund, assisting customers in effecting administrative changes, such as, account designations and addresses, assisting in the establishment and maintenance of customer accounts and records and in the processing of purchase and redemption transactions, investing dividends and distributions automatically in Shares and providing such other information and services as the Fund or customer may reasonably request. All fees, concessions or commissions payable to you shall be in accordance with the then current Prospectus. You understand that all fees and concessions relating to the Shares, including any Rule 12b-1 fees applicable to any series or class of Shares, shall be payable to you only if and to the extent that such fees, concessions, or commissions are actually received by us from the Fund. Any sales commission due upon a sale of Shares, as set forth in the Prospectus, shall be payable only upon the Fund’s receipt of the full public offering price of Shares in New York clearing house funds, and we shall have no obligation to make any disbursement thereof to you until after receipt of New York clearing house funds by or for the Fund. We reserve the right at any time without notice to modify, suspend or terminate such payments hereunder. All such payments shall be subject to our continued authority to distribute the Shares and the Fund’s authority to terminate or modify its Agreements with us.

For purposes of computing the payment to the Company contemplated under this Paragraph 2, the average aggregate net asset value of shares of the Fund held by the Separate Accounts over a monthly period shall be computed by totaling each Separate Account’s aggregate investment (share net asset value multiplied by total number of shares held by the Separate Account) on each business day during the calendar month, and dividing by the total number of business days during each month. The Payments contemplated by this Paragraph 2 shall be calculated by the Fund at the end of each quarter and will be paid to each Company within 30 business days thereafter.

3 Term and Termination. The Distribution and Shareholder Services Agreement will have an initial term of one year and shall renew automatically for successive one year terms unless terminated at any time, without penalty, by the Fund or by the Insurance Company upon no less than ninety (90) days advance written notice to the other party.

This Agreement will terminate automatically upon assignment. Unless terminated as herein provided, this Agreement shall continue in effect for one year from the effective date and shall continue in effect for successive periods of one year thereafter, but only so long as each such continuance is specifically approved by votes of a majority of both: (i) the Trustees of the Trust and; and (ii) and the Trustees who are not interested persons of the Trust (as defined in the 1940 Act) and who have no direct or indirect financial interest in the operation of this Agreement (the “Qualified Trustees”), cast in person at a meeting called for the purpose of voting on such approval. This Agreement may be terminated with respect to the Fund at any time by the vote of a majority of the Qualified Trustees or by vote of a majority of the outstanding voting securities (as defined in the 1940 Act) of the Fund. If this Agreement is terminated with respect to the Fund, the Fund will not be required to make any payments for expenses incurred after the date of termination.

4. Relationship to Other Agreements. This Agreement is intended to supplement the Participation Agreement and not intended to conflict with or supersede the provisions of the Participation Agreement. All representations and warranties made by the parties in the Participation Agreement are incorporated into this Agreement and shall be deemed to have been made in connection with this Agreement.

FIRST EAGLE DISTRIBUTORS, A DIVISION OF ASB SECURITIES, LLC

By:	/s/ Michael C Luzzatto
Name:	MICHAEL, C. LUZZATTO
Title:	SENIOR VICE PRESIDENT

JEFFERSON NATIONAL LIFE INSURANCE COMPANY

By:	/s/ Craig A Hawley
Name:	Craig A Hawley
Title:	General Counsel